UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHRISTOPHER & BANKS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

171046105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105	13G/A	Page 2 of 7

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Gagnon Securities LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization Delaware Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		961,667
	7.	sole dispositive power		0
	8.	shared dispositive power		1,048,890
9.	aggregate amount beneficially owned by each reporting person			1,048,890
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			2.88%
12.	type of reporting person (See Instructions)		IA, BD

CUSIP No. 171046105	13G/A	Page 3 of 7

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Neil Gagnon

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		756,944
	6.	shared voting power		1,026,212
	7.	sole dispositive power		756,944
	8.	shared dispositive power		1,129,238
9.	aggregate amount beneficially owned by each reporting person			1,886,182
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			5.18%
12.	type of reporting person (See Instructions)		IN

CUSIP No. 171046105	13G/A	Page 4 of 7

Item 1.

(a)	Name of Issuer:	Christopher & Banks Corporation

(b)	Address of Issuer’s Principal Executive Offices:	2400 Xenium Lane North
Plymouth, Minnesota 55441

Item 2.

Name of Person Filing: Gagnon Securities LLC (“GS”), an investment adviser registered with the Securities Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended, and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice, may be deemed to beneficially own 1,048,890 shares of the Issuer’s Common Stock held in the Accounts. GS shares with Neil Gagnon, the managing member and principal owner of GS, voting power with respect to 961,667 shares of Common Stock held in the Accounts and dispositive power with respect to the 1,048,890 shares of Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon has sole voting and dispositive power over 756,944 shares of the Issuer’s common stock. In addition, Mr. Gagnon has shared voting power over 1,026,212 shares of the Issuer’s Common Stock and shared dispositive power over 1,129,238 shares of the Issuer’s Common Stock.

(c)	Address of Principal Business Office or, if none, Residence:	1370 Ave. of the Americas, Suite 2400
New York, NY 10019

(d)	Citizenship:	Gagnon Securities LLC: Delaware Limited Liability Company
		Neil Gagnon: USA

(e)	Title of Class of Securities:	Common Stock, par value $0.01 per share

(f)	CUSIP Number:	171046105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 171046105	13G/A	Page 5 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC: 1,048,890
Neil Gagnon: 1,886,182

(b)	Percent of class:	Gagnon Securities LLC: 2.88%
Neil Gagnon: 5.18%

Calculation of percentage of beneficial ownership is based on 36,422,774 outstanding shares of the Issuer’s Common Stock as reported by the Issuer on its Form 10-Q filed on December 12, 2013.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC: 0
Neil Gagnon: 756,944

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC: 961,667
Neil Gagnon: 1,026,212

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC: 0
Neil Gagnon: 756,944

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC: 1,048,890
Neil Gagnon: 1,129,238

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. 171046105	13G/A	Page 6 of 7

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. 171046105	13G/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
Date

GAGNON SECURITIES LLC

BY:	/s/ Neil Gagnon
Signature

Neil Gagnon, Managing Member
Name/Title

NEIL GAGNON

/s/ Neil Gagnon
Signature